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                       [TENSLEEP DESIGN, INC. LETTERHEAD]



Septermber 28, 1998


Securities & Exchange Commission
450 Fifth Street NW
Washington, DC  20549

Re:      Tensleep Design, Inc.
         Withdrawal of Registration Statement on Form SB-2
         File No: 333-330-D

Gentlemen:

     Due to a change in commpany circumstances, Tensleep Design, Inc. requests that the Company's Registration Statement, Form SB-2, File No. 333-330-D be withdrawn.


Cordially,

/s/ Dennis Kaliher

Dennis Kaliher
President